UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

520 William Street
Cobourg, Ontario
K9A 3A5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [  ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Each of the Material Change Report, dated July 30, 2020, included as Exhibit 99.1 of this Form 6-K, the Placement Agent Agreement, dated July 31, 2020, included as Exhibit 99.2 of this Form 6-K, and the form of Securities Purchase Agreement, dated July 31, 2020, included as Exhibit 99.3 of this Form 6-K, are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-236780) of the registrant, FSD Pharma Inc.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: August 3, 2020	By: /s/ Donal Carroll
Name: Donal Carroll
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated July 30, 2020
99.2	Placement Agent Agreement, dated July 31, 2020
99.3	Form of Securities Purchase Agreement, dated July 31, 2020